UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) AND INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-181530) OF SMART TECHNOLOGIES INC. FILED WITH THE COMMISSION, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE COMMISSION, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS THE REGISTRANT SUBSEQUENTLY FURNISHES TO OR FILES WITH THE COMMISSION.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following information filed with this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-181530) of the Registrant filed with the Securities and Exchange Commission (the “Commission”), and to be a part thereof from the date on which this report is furnished to the Commission, to the extent not superseded by documents or reports the Registrant subsequently furnished to or files with the Commission.

•	Notice and Access Notification to Shareholders, the text of which is attached hereto as Exhibit 99.1;

•	Notice of Special Meeting and Management Information Circular, the text of which is attached hereto as Exhibit 99.2;

•	Common Shares Proxy for use at the Special Meeting of Shareholders, the text of which is attached as Exhibit 99.3;

•	Abridgment Certificate, the text of which is attached as Exhibit 99.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ “Matt Sudak”
Name:	Matt Sudak
Title:	Vice President, Legal and General Counsel, and Corporate Secretary

Date: March 22, 2016

Exhibit Index

99.1	Notice and Access Notification

99.2	Notice of Special Meeting and Management Information Circular

99.3	Common Shares Proxy

99.4	Abridgment Certificate

4